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EXHIBIT 12.1

TENET HEALTHCARE CORPORATION

STATEMENT RE: COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Year Ended December 31,
						Year Ended May 31,
					Seven Months Ended Dec 31, 2002
	2004		2003			2002	2001	2000
Income (loss) from continuing operations before income taxes	$(1,613)		$(1,272)		$719	$653	$545	$148
Less: Equity in earnings of unconsolidated affiliates	16		16		3	7	4	9
Minority interests	3		(21)		(10)	(24)	(6)	(14)
Add:
Cash dividends received from unconsolidated affiliates	7		4		2	4	4	3
Portion of rents representative of interest	57		54		30	52	49	63
Interest, net of capitalized portion	333		294		144	324	452	477
Amortization of previously capitalized interest	1		7		4	7	6	6

Earnings (loss), as adjusted	(1,228	)(1)	(908	)(1)	906	1,057	1,058	702

Fixed charges:
Interest, net of capitalized portion	333		294		144	324	452	477
Capitalized interest	11		12		4	9	8	29
Portion of rents representative of interest	57		54		30	52	49	63

Total fixed charges	$401		$360		$178	$385	$509	$569

Ratio of earnings to fixed charges:	—		—		5.1	2.7	2.1	1.2

(1)
Earnings (loss), as adjusted, were insufficient to cover fixed charges for the years ended December 31, 2004 and 2003 by $1,629 and $1,268, respectively, to provide a one-to-one ratio.

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TENET HEALTHCARE CORPORATION STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)